Exhibit 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Twenty-six weeks ended November 25, 2012
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$680.9
Add (deduct):
Fixed charges	131.1
Distributed income of equity method investees	15.0
Capitalized interest	(3.0)

Earnings available for fixed charges (a)	$824.0

Fixed charges:
Interest expense	$104.1
Capitalized interest	3.0
One third of rental expense (1)	24.0

Total fixed charges (b)	$131.1

Ratio of earnings to fixed charges (a/b)	6.3

(1)	Considered to be representative of interest factor in rental expense.